SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                        SCHEDULE 13D/A4 (Amendment No. 4)
          Under the Securities Exchange Act of 1934 (Amendment No. 4)*

         AMARIN CORPORATION PLC (formerly known as Ethical Holdings plc)
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                                (Name of Issuer)

                     Ordinary Shares, 5p par value per share
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                         (Title of Class of Securities)

                                    297645301
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000





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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 6, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 297645301
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      (1) NAME OF REPORTING PERSONS
                  Elan Corporation, plc

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions) WC
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
--------------------------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               -0-  (See Item 5)
--------------------------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
--------------------------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         -0-  (See Item 5)
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0- (See Item 5)
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See
                  Item 5)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 297645301
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      (1)         NAME OF REPORTING PERSONS Elan International Services, Ltd.

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions) WC
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
--------------------------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               -0-  (See Item 5)
--------------------------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
--------------------------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         -0-  (See Item 5)
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0- (See Item 5)
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See
                  Item 5)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 297645301
--------------------------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS Monksland Holdings BV

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions) WC
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
--------------------------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               -0-  (See Item 5)
--------------------------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
--------------------------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         -0-  (See Item 5)
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0- (See Item 5)
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See
                  Item 5)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 297645301
--------------------------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS Elan Pharma International Limited

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  N/A
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS (See Instructions) WC
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6)         CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              -0-  (See Item 5)
--------------------------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               -0-  (See Item 5)
--------------------------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             -0-  (See Item 5)
--------------------------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         -0-  (See Item 5)
--------------------------------------------------------------------------------
      (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0- (See Item 5)
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (See Instructions)  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See
                  Item 5)
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON (See Instructions) CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 4 is filed by Elan Corporation, plc, an Irish public limited company ("Elan Corp."), Elan's direct wholly-owned subsidiaries, Elan International Services, Ltd., a Bermuda exempted company ("EIS"), Monksland Holdings BV, a Netherlands private company limited by shares ("Monksland") and Elan Pharma International Limited, an Irish limited company ("EPIL," and, together with Elan Corp., EIS and Monksland, "Elan"), and relates American Depositary Shares each representing one Ordinary Share, 5p par value per share (the "Shares"), of Amarin Corporation plc, formerly known as Ethical Holdings plc (the "Issuer"), a United Kingdom registered company, whose principal executive offices are located at Gemini House, Bartholomew's Walk, Ely, Cambridgeshire, CB7 4EA, United Kingdom. This Amendment No. 4 amends the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 1998, as amended by Amendment No. 1 filed with the Commission on February 4, 1999, Amendment No. 2 filed with the Commission on December 13, 1999, and Amendment No. 3 filed with the Commission on February 1, 2001 (together, the "Schedule 13D").

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is filed by Elan Corp., EIS, Monksland and EPIL, in respect of Shares that were beneficially owned by EIS, Monksland and EPIL.

     Elan Corp.'s principal place of business is Lincoln House, Lincoln Place, Dublin 2, Ireland. Elan Corp. is a worldwide biopharmaceutical company. EIS's principal place of business is 102 St. James Court, Flatts, Smiths, FL 04 Bermuda. EIS is an investment holding company. Monksland's principal place of business is "Rivierstate", Amsteldijk 166-6, 1079 Amsterdam, The Netherlands. Monksland is a private limited company incorporated under the laws of the Netherlands. EPIL's principal place of business is WIL House, Shannon Business Park, Shannon, County Clare, Ireland. EPIL is an Irish private limited company.

     Schedule A to this Schedule 13D sets forth the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship or place of organization of each executive officer, director and controlling person of Elan Corp., EIS, Monksland and EPIL.

     During the last five years, none of Elan Corp., EIS, Monksland, EPIL or any person identified on Schedule A to this Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)  None.

     (b)  None.

     (c) On October 6, 2004, EIS, Monksland and EPIL sold securities to Amarin Investment Holding Ltd. in a private transaction pursuant to a Securities Purchase Agreement among EIS, Monksland and EPIL and Amarin Investment Holding Ltd. and Thomas G. Lynch, dated as of September 30, 2004 for $6,500,000 as listed below:

          (i)  EIS sold 4,529,819 Shares;

          (ii) Monksland sold 124,000 Shares; and

          (iii) EPIL sold (i) a Warrant, dated February 25, 2004, to subscribe for 500,000 Shares, at an exercise price of $1.90 per share (the "Warrant"), and (ii) $5,000,000 in aggregate principal amount of Secured Loan Notes due 2009 of the Issuer.

     (d)  None.

     (e) As of October 6, 2004, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

Item 7. Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

     1. Joint Filing Agreement dated November 2, 2004 among Elan Corp., EIS, Monksland and EPIL.(1)

     2. Securities Purchase Agreement among EIS, Monksland and EPIL and Amarin Investment Holding Ltd. and Thomas G. Lynch, dated as of September 30, 2004.(1)



----------


1    Filed herewith.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 2, 2004


                             ELAN CORPORATION, PLC




                             By:  /s/ William Daniel
                                  ----------------------------------------
                                  Name:  William Daniel
                                  Title:    EVP and Company Secretary







                             ELAN INTERNATIONAL SERVICES, LTD.







                             By:  /s/ Kevin Insley
                                  -------------------------------------------
                                  Name:  Kevin Insley
                                  Title: President and Chief Financial Officer



                             MONKSLAND HOLDINGS BV




                             By:  /s/ William Daniel
                                  -------------------------------------
                                  Name:  William Daniel
                                  Title:    EVP and Company Secretary



                             ELAN PHARMA INTERNATIONAL LIMITED




                             By:  /s/ William Daniel
                                  -------------------------------------
                                  Name:  William Daniel
                                  Title:    EVP and Company Secretary

                                   SCHEDULE A

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully and Ms. Gray) of Elan Corp. are set forth below:

1. (a) G. Kelly Martin, (b) 875 3rd Avenue, New York, New York 10012, (c) President and Chief Executive Officer, and (d) United States.

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

3.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Executive Vice President and Company Secretary, and (d) Ireland.

4. (a) Jean Duvall, (b) 800 Gateway Blvd., South San Francisco, CA 94080, (c) Executive Vice President and General Counsel, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Martin and Daniel) of Elan Corp. are set forth below:

1. (a) Garo A. Armen, Ph.D., (b) 630 Fifth Avenue, Suite 2167, New York, New York 10111, (c) Chairman of the Board and Chief Executive Officer of Antigenics, Inc., and (d) United States.

2. (a) Brendan E. Boushel, (b) 9 Upper Mount Street, Dublin 2, Ireland, (c) Retired, and (d) Ireland.

3. (a) Laurence G. Crowley, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Governor (Chairman) Bank of Ireland, and (d) Ireland.

4. (a) Alan R. Gillespie, Ph.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Chairman, Ulster Bank Limited, and
     (d) United Kingdom.

5. (a) Ann Maynard Gray, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

6. (a) John Groom, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United Kingdom.

7. (a) Kieran McGowan, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place Dublin 2, Ireland, (c) Retired, and (d) Ireland.

8. (a) Kevin McIntyre, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Associate Clinical Professor of Medicine at Harvard Medical School, and (d) United States.

9.   (a) Kyran McLaughlin, (b) Davy House, 49 Dawson Street, Dublin 2, Ireland,
     (c) Head of Equities and Corporate Finance, Davy Stockbrokers, and (d) Ireland.

10. (a) Dennis J. Selkoe, M.D., (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Professor of Neurology and Neuroscience at Harvard Medical School, and (d) United States.

11. (a) Richard L. Thornburgh, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Counsel to the law firm of Kirkpatrick & Lockhart LLP, and (d) United States.

12. (a) Daniel P. Tully, (b) c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Retired, and (d) United States.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EIS are set forth below:

1. (a) Kevin Insley, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director, President and Chief Financial Officer, and (d) United Kingdom.

2. (a) Debra Moore Buryj, (b) c/o 102 St. James Court, Flatts, Smiths FL 04, Bermuda, (c) Director and Vice President and, (d) United States.

3. (a) David J. Doyle, (b) c/o Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, (c) Director of EIS, and principal occupation is lawyer, law firm of Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (d) Bermuda.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Monksland are set forth below:

1.   (a) William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland,
     (c) Director and (d) Ireland.

2. (a) Wim A.M. Kok (b) c/o Amaco (Netherlands) B.V., "Rivierstate", Amsteldijk 166-6, 1079 Amsterdam, The Netherlands, (c) Director and (d) The Netherlands.

3. (a) Pieter Bosse (b) c/o Amaco (Netherlands) B.V., "Rivierstate", Amsteldijk 166-6, 1079 Amsterdam, The Netherlands, (c) Director and (d) The Netherlands.

4. (a) Amaco (Netherlands) B.V., (b) "Rivierstate", Amsteldijk 166-6, 1079 Amsterdam, The Netherlands, (c) Director and (d) The Netherlands.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of EPIL are set forth below:

1. William F. Daniel (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Director and (d)

     Ireland

2. (a) Shane Cooke, (b) Lincoln House, Lincoln Place, Dublin 2, Ireland, (c) Director and (d) Ireland.

3. (a) Paul Breen, (b) Monksland Industrial Estate, Athlone, Ireland, (c) Director and (d) Ireland.

                                  EXHIBIT INDEX

1. Joint Filing Agreement dated November 2, 2004 among Elan Corp., EIS, Monksland and EPIL.(1)

2. Securities Purchase Agreement among EIS, Monksland and EPIL and Amarin Investment Holding Ltd. and Thomas G. Lynch, dated as of September 30, 2004.




----------


1    Filed herewith.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     The undersigned hereby agree to make joint filings of Schedule 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the Ordinary Shares of Amarin Corporation plc (formerly known as Ethical Holdings plc), including all amendments thereto.

Date:    November 2, 2004

                             ELAN CORPORATION, PLC



                             By:  /s/ William Daniel
                                  --------------------------------------
                                  Name:  William Daniel
                                  Title:    EVP and Company Secretary




                             ELAN INTERNATIONAL SERVICES, LTD.



                             By:  /s/ Kevin Insley
                                  --------------------------------------
                                  Name:  Kevin Insley
                                  Title: President and Chief Financial Officer





                             MONKSLAND HOLDINGS BV



                             By:  /s/ William Daniel
                                  --------------------------------------
                                  Name:  William Daniel
                                  Title:    EVP and Company Secretary




                             ELAN PHARMA INTERNATIONAL LIMITED



                             By:  /s/ William Daniel
                                  -----------------------------------------
                                  Name:  William Daniel
                                  Title:    EVP and Company Secretary

                                                                       Exhibit 2


                          SECURITIES PURCHASE AGREEMENT


                                      among


                       Elan International Services, Ltd.,
                           Monksland Holdings BV, and
                       Elan Pharma International Limited,
                                   as Sellers,
                                       and
                         Amarin Investment Holding Ltd.,
                                    as Buyer,
                                       and
                                 Thomas G. Lynch

                         Dated as of September 30, 2004

                                Table of Contents

                                                                            Page


1.     DEFINITIONS............................................................1

2.     SALE AND TRANSFER OF SECURITIES; CLOSING...............................4
         2.1      Securities..................................................4
         2.2      Purchase Price..............................................5
         2.3      Closing.....................................................5
         2.4      Closing Obligations.........................................5
         2.5      Deliver of ADSs.............................................6

3.     REPRESENTATIONS AND WARRANTIES OF SELLERS..............................6
         3.1      Authority; No Conflict......................................6
         3.2      Legal Proceedings...........................................7
         3.3      Brokers or Finders..........................................7
         3.4      Encumbrances................................................7
         3.5      Information.................................................7

4.     REPRESENTATIONS AND WARRANTIES OF BUYERS AND lYNCH.....................7
         4.1      Ownership; Related Party....................................8
         4.2      Incorporation; Authority; No Conflict.......................8
         4.3      Financial Resources.........................................8
         4.4      Purchase for Own Account....................................8
         4.5      Investment Experience.......................................9
         4.6      U.S. Person.................................................9
         4.7      Review of Agreement; Reliance...............................9
         4.8      Legal Proceedings...........................................9
         4.9      Brokers or Finders..........................................9
         4.10     Information.................................................9

5.     CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS TO CLOSE..................10
         5.1      Accuracy of Representations................................10
         5.2      Sellers' Performance.......................................10
         5.3      Additional Documents.......................................10
         5.4      No Proceedings.............................................10
         5.5      No Prohibition.............................................10

6.     CONDITIONS PRECEDENT TO SELLERS' OBLIGATION TO CLOSE..................10
         6.1      Accuracy of Representations................................11
         6.2      Buyer's Performance........................................11
         6.3      Additional Documents.......................................11
         6.4      No Proceedings.............................................11
         6.5      No Prohibition.............................................11

7.     TERMINATION...........................................................11
         7.1      Termination Events.........................................11
         7.2      Effect of Termination......................................12

                                                                            Page


8.     INDEMNIFICATION; REMEDIES.............................................12
         8.1      Survival; Right to Indemnification Not Affected by
                    Knowledge................................................12
         8.2      Indemnification and Payment of Damages by Sellers..........12
         8.3      Indemnification and Payment of Damages by Buyer and Lynch..13
         8.4      Procedure for Indemnification -- Third Party Claims........14
         8.5      Procedure for Indemnification -- Other Claims..............15

9.     GENERAL PROVISIONS....................................................15
         9.1      Expenses...................................................15
         9.2      Public Announcements.......................................15
         9.3      Notices....................................................15
         9.4      Further Assurances.........................................16
         9.5      Waiver.....................................................16
         9.6      Entire Agreement and Modification..........................16
         9.7      Assignments, Successors, and No Third-Party Rights.........17
         9.8      Severability...............................................17
         9.9      Section Headings; Construction.............................17
         9.10     Time of Essence............................................17
         9.11     Governing Law and Jurisdiction.............................17
         9.12     Regulation S...............................................18
         9.13     Counterparts...............................................18

EXHIBITS

Exhibit A                  Form of Opinion of Amarin Counsel
Exhibit B                  Form of Board Minutes of Amarin
Exhibit C                  Form of Opinion of Buyer Counsel
Exhibit D                  Form of Board Committee Minutes of Amarin

                          SECURITIES PURCHASE AGREEMENT

     This Securities Purchase Agreement ("Agreement") is made as of September 30, 2004, by and among Thomas G. Lynch, an individual ("Lynch"), Amarin Investment Holding Ltd., a Bermuda exempted company limited by shares ("Buyer"), and Elan International Services, Ltd., a Bermuda exempted company limited by shares ("EIS"), Monksland Holdings BV, a Netherlands private company limited by shares ("Monksland"), and Elan Pharma International Limited, an Irish limited company ("EPIL" and, together with EIS and Monksland, "Sellers").

                                    RECITALS

     WHEREAS, EIS is the registered owner of 4,529,819 American Depositary Shares (the "EIS ADSs"), each representing one ordinary share of 5 pence in the capital of Amarin Corporation PLC ("Amarin");

     WHEREAS, Monksland is the registered owner of 124,000 American Depositary Shares (the "Monksland ADSs" and, together with the EIS ADSs, the "ADSs"), each representing one ordinary share of 5 pence in the capital of Amarin;

     WHEREAS, EPIL is the registered owner of (a) a Warrant, dated February 25, 2004, to subscribe for 500,000 ordinary shares of 5 pence each in the capital of Amarin, at an exercise price of US$1.90 per share (the "Warrant"), and (b) $5,000,000 in aggregate principal amount of Secured Loan Notes due 2009 of Amarin, issued pursuant to that certain Instrument, dated February 25, 2004 (the "Notes" and, together with the ADSs and the Warrant, the "Securities"), which Notes are secured pursuant to that certain Debenture, dated as of August 4, 2003, by Amarin in favour of Elan Corporation, plc, as trustee ("Elan"), as amended by that certain Debenture Amendment Agreement, dated as of December 23, 2003, between Amarin and Elan, as amended by that certain Debenture Amendment Agreement No. 2, dated as of February 25, 2004, between Amarin and Elan (the "Debenture"); and

     WHEREAS, Sellers desire to sell, and Buyer desires to purchase, all of the Securities for the consideration and on the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                    AGREEMENT

1. DEFINITIONS

     For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

     "ADSs" -- as defined in the Recitals of this Agreement.

     "Agreement" -- as defined in the first paragraph of this Agreement.

     "Amarin" -- as defined in the Recitals of this Agreement.

     "Assignment and Assumption Agreement" -- as defined in Section 2.4(a)(iv).

     "Breach" -- a "Breach" of a representation, warranty, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, obligation, or other provision, and the term "Breach" means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

     "Buyer" -- as defined in the first paragraph of this Agreement.

     "Buyer Indemnified Persons" -- as defined in Section 8.2.

     "Closing" -- as defined in Section 2.3.

     "Closing Date" -- the date and time as of which the Closing actually takes place.

     "Consent" -- any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

     "Contract" -- any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

     "Damages" -- as defined in Section 8.2.

     "Debenture" -- as defined in the Recitals of this Agreement.

     "Dispute" -- as defined in Section 9.11(b).

     "Dispute Proceedings" -- as defined in Section 9.11(d).

     "EIS" -- as defined in the first paragraph of this Agreement.

     "EIS ADSs" -- as defined in the Recitals of this Agreement.

     "Elan" -- as defined in the Recitals of this Agreement.

     "Encumbrance" -- any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

     "EPIL" -- as defined in the first paragraph of this Agreement.

     "Governmental Authorization" -- any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

     "Governmental Body" -- any:

          (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

          (b) federal, state, local, municipal, foreign, or other government;

          (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

          (d) multi-national organization or body; or

          (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

     "Indemnified Persons" -- as defined in Section 8.3.

     "Knowledge" -- an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

          (a) such individual is actually aware of such fact or other matter; or

          (b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

     A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving as a director or officer of such Person (or in any similar capacity) has Knowledge of such fact or other matter.

     "Legal Requirement" -- any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

     "Lynch" -- as defined in the first paragraph of this Agreement.

     "Monksland" -- as defined in the first paragraph of this Agreement.

     "Monksland ADSs" -- as defined in the Recitals of this Agreement.

     "Notes" -- as defined in the Recitals of this Agreement.

     "Order" -- any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

     "Organizational Documents" -- (a) the articles or certificate of incorporation, the bylaws or any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (b) any amendment to any of the foregoing.

     "Person" -- any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

     "Proceeding" -- any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

     "Purchase Price" -- as defined in Section 2.2.

     "Regulation S" -- as defined in Section 9.12.

     "Representation" -- as defined in Section 9.6.

     "Representative" -- with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

     "Securities" -- as defined in the Recitals of this Agreement.

     "Securities Act" -- as defined in Section 3.4.

     "Seller Indemnified Persons" -- as defined in Section 8.3.

     "Sellers" -- as defined in the first paragraph of this Agreement.

     "Threatened" -- a claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

     "Warrant" -- as defined in the Recitals of this Agreement.

2. SALE AND TRANSFER OF SECURITIES; CLOSING

     2.1 SECURITIES

     Subject to the terms and conditions of this Agreement, at the Closing, Sellers will sell and transfer, with full title guarantee, the Securities to Buyer, and Buyer will purchase the Securities from Sellers.

     2.2 PURCHASE PRICE

     The purchase price (the "Purchase Price") for the Securities will be US$6,500,000.

     2.3 CLOSING

     The purchase and sale (the "Closing") provided for in this Agreement will take place at the offices of Clifford Chance Limited Liability Partnership, 10 Upper Bank Street, London E14 5JJ, at 10:00 a.m. (local time) on October 6, 2004 or at such other time and place as the parties may agree. Subject to the provisions of Section 7, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

     2.4 CLOSING OBLIGATIONS

     At the Closing:

     (a) Sellers will deliver to Buyer:

          (i) certificates representing the ADSs, duly endorsed (or accompanied by duly executed stock powers) for transfer to Buyer; provided, however, that if Sellers are, after using all commercially reasonable efforts, able to deliver to Buyer at the Closing only 4,603,819 ADSs, Seller's closing obligation set forth in this clause (i) will be deemed to be satisfied;

          (ii) a duly executed transfer form in respect of the Notes (accompanied by the relevant certificate(s));

          (iii) a duly executed transfer form in respect of the Warrant (accompanied by the relevant certificate(s)); and

          (iv) a deed of amendment, assignment and assumption (the "Assignment and Assumption Agreement"), duly executed by Elan, EPIL, EIS, Elan Pharmaceuticals, Inc. and Monksland, pursuant to which Elan assigns the benefit of the Debenture to Buyer and Buyer assumes Elan's obligations under the Debenture.

     (b) Buyer and Lynch will deliver or cause to be delivered to or as directed by Sellers:

          (i) the Purchase Price by wire transfer in the names and to the accounts specified by Sellers;

          (ii) the opinion of Nicholson Graham & Jones, counsel for Amarin, in the form attached hereto as Exhibit A;

          (iii) a certified copy of the minutes of the board of directors of Amarin, in the form attached hereto as Exhibit B;

          (iv) the opinion of Cox Hallett Wilkinson, counsel for Buyer, in the form attached hereto as Exhibit C;

          (v) the Assignment and Assumption Agreement duly executed by Buyer and Amarin; and

          (vi) a certified copy of the minutes of a committee of the board of directors of Amarin in the form attached hereto as Exhibit D.

     2.5 DELIVER OF ADSS

     Sellers shall use all commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws and regulations to deliver to Buyer at the Closing certificates representing the ADSs, duly endorsed (or accompanied by duly executed stock powers). Notwithstanding the foregoing, if Sellers satisfy their closing obligation set forth in Section 2.4(a)(i) but, for any reason, are unable to deliver to Buyer at the Closing certificates representing all ADSs, Sellers will use all commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws and regulations to deliver to Buyer as soon as practicable after the Closing Date (but in no event later than October 20, 2004) certificates representing any ADSs (duly endorsed or accompanied by duly executed stock powers) required to be delivered to Buyer such that Buyer has, after giving effect to such delivery, received delivery of certificates representing all ADSs.

3. REPRESENTATIONS AND WARRANTIES OF SELLERS

     Sellers jointly and severally represent and warrant to Buyer as follows:

     3.1 AUTHORITY; NO CONFLICT

     (a) This Agreement constitutes the legal, valid, and binding obligation of Sellers, enforceable against Sellers in accordance with its terms. Sellers have the absolute and unrestricted right, power and authority to execute and deliver this Agreement and to perform their obligations under this Agreement.

     (b) Neither the execution and delivery of this Agreement by Sellers nor the consummation or performance by Sellers of any of the transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time):

          (i) contravene, conflict with, or result in a violation of (A) any provision of Sellers' Organizational Documents, or (B) any resolution adopted by the board of directors or the shareholders of Sellers;

          (ii) subject to the accuracy of Buyer's and Lynch's representations and warranties set forth in Section 4, contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any Seller, or any of the assets owned or used by any Seller, may be subject; or

          (iii) contravene, conflict with, or result in a violation or breach of any provision of, any Contract under which any Seller is subject to any obligation or by which any Seller or any of their respective assets is bound.

Subject to the accuracy of Buyer's and Lynch's representations and warranties set forth in Section 4 and except for any notice that may be required to be given to, or any Consent that may be required to be obtained from, Amarin, no Seller is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated by this Agreement.

     3.2 LEGAL PROCEEDINGS

     There is no pending Proceeding against any Seller that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement.

     To the Knowledge of Sellers, (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.

     3.3 BROKERS OR FINDERS

     Sellers and their officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payments in connection with this Agreement.

     3.4 ENCUMBRANCES

     Upon delivery and payment for the Securities in accordance with this Agreement, Buyer will acquire the Securities free and clear of all liens, charges, encumbrances or restrictions (other than those created by Buyer or imposed by Amarin and restrictions on transfer imposed by the Securities Act of 1933, as amended (the "Securities Act"), and applicable U.S. state securities or "Blue Sky" laws).

     3.5 INFORMATION

     Sellers have received from Buyer all information requested by Sellers in connection with the transactions contemplated by this Agreement; provided that the foregoing shall not limit or modify the representations or warranties of Buyer and Lynch set forth in Section 4 or the right of Sellers to rely thereon.

     4. REPRESENTATIONS AND WARRANTIES OF BUYERS AND lYNCH

     Buyer and Lynch jointly and severally represent and warrant to Sellers as follows:

     4.1 OWNERSHIP; RELATED PARTY

     Lynch is the sole legal and beneficial owner of the entire issued share capital of Buyer. Neither Lynch nor any director or officer of Buyer is a related party of Elan. For purposes of this Section 4.1, "related party" shall have the meaning set forth in Chapter 11 of the UKLA Listing Rules.

     4.2 INCORPORATION; AUTHORITY; NO CONFLICT

     (a) Buyer is a Bermuda exempted company limited by shares and has been in continuous existence since its organization.

     (b) This Agreement constitutes the legal, valid, and binding obligation of Buyer and Lynch, enforceable against Buyer and Lynch in accordance with its terms. Buyer and Lynch have the absolute and unrestricted right, power, authority and, in the case of Lynch, capacity to execute and deliver this Agreement and to perform their obligations under this Agreement.

     (c) Neither the execution and delivery of this Agreement by Buyer and Lynch nor the consummation or performance by Buyer and Lynch of any of the transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time):

          (i) contravene, conflict with, or result in a violation of (A) any provisions of Buyer's Organizational Documents, or (B) any resolution adopted by the board of directors or shareholders of Buyer;

          (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Buyer or Lynch may be subject; or

          (iii) contravene, conflict with, or result in a violation or breach of any provision of, any Contract under which Buyer or Lynch is subject to any obligation or by which Buyer or Lynch is bound.

Neither Buyer nor Lynch is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated by this Agreement.

     4.3 FINANCIAL RESOURCES

     Buyer has, and will have at the Closing, sufficient resources in order to consummate the transactions contemplated by this Agreement and fulfill its obligations under this Agreement, including, without limitation, the payment to the Sellers of the Purchase Price at the Closing.

     4.4 PURCHASE FOR OWN ACCOUNT

     Buyer (a) will acquire the Securities for its own account, not as a nominee, agent or trustee, and not with a view to the resale or distribution of any part thereof, and has no intention of selling, granting any participation or interest in, or otherwise distributing the Securities or any part thereof and
(b) is not a
party to any Contract with any Person to sell, transfer or grant any participation or interest therein to any Person with respect to the Securities or any part thereof.

     4.5 INVESTMENT EXPERIENCE

     Each of Buyer and Lynch is an investor in securities of both development stage and developed companies and acknowledges that it or he is able to fend for itself or himself, can bear the economic risk of an investment in the Securities, and has such knowledge and experience in financial or business matters that it or he is capable of evaluating the merits and risks of an investment in the Securities.

     4.6 U.S. PERSON

     Buyer is not a U.S. Person (as defined in Rule 902 of the Securities Act), nor is it purchasing the Securities for the account of a U.S. Person.

     4.7 REVIEW OF AGREEMENT; RELIANCE

     Buyer and Lynch acknowledge that they have had an opportunity to review with their own legal counsel this Agreement, the Securities, and all documents or instruments pursuant to which the Securities were issued to Sellers. Buyer and Lynch are relying solely on their own legal counsel and not on any statements or representations of Sellers (other than the representations and warranties set forth in Section 3 of this Agreement) or any of Sellers' agents for legal or financial advice with respect to the transactions contemplated by this Agreement, including the purchase of the Securities.

     4.8 LEGAL PROCEEDINGS

     There is no pending Proceeding against Buyer or Lynch that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement.

     To the Knowledge of Buyer and Lynch (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.

     4.9 BROKERS OR FINDERS

     Buyer, Lynch and their respective agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payments in connection with this Agreement.

     4.10 INFORMATION

     Neither Buyer nor Lynch is in possession of any information (whether amounting to unpublished price sensitive or material non-public information or otherwise) concerning Amarin or its business or prospects that would preclude him or it from dealing in shares of Amarin (whether pursuant to Part V of the Criminal Justice Act 1933, Part VIII of the Financial Services and Markets Act 2000, the U.S. federal securities laws, the Nasdaq Marketplace Rules or otherwise).

     5. CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS TO CLOSE

     Buyer's obligations to purchase the Securities and to take the other actions required to be taken by Buyer at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

     5.1 ACCURACY OF REPRESENTATIONS

     All of Sellers' representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

     5.2 SELLERS' PERFORMANCE

     Each document or instrument required to be delivered by Sellers pursuant to
Section 2.4(a) shall have been delivered.

     5.3 ADDITIONAL DOCUMENTS

     Sellers shall have delivered to Buyer such other documents as Buyer may reasonably request for the purpose of (a) evidencing the accuracy of any of Sellers' representations and warranties, and (b) otherwise facilitating the consummation or performance of the transactions contemplated by this Agreement.

     5.4 NO PROCEEDINGS

     Since the date of this Agreement, there must not have been commenced or Threatened against Buyer or Lynch, or against any Person affiliated with Buyer or Lynch, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the transactions contemplated by this Agreement, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the transactions contemplated by this Agreement.

     5.5 NO PROHIBITION

     Neither the consummation nor the performance of any of the transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Buyer or Lynch or any Person affiliated with Buyer or Lynch to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise formally proposed by or before any Governmental Body.

     6. CONDITIONS PRECEDENT TO SELLERS' OBLIGATION TO CLOSE

     Sellers' obligations to sell the Securities and to take the other actions required to be taken by Sellers at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Sellers, in whole or in part):

     6.1 ACCURACY OF REPRESENTATIONS

     All of Buyer's and Lynch's representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

     6.2 BUYER'S PERFORMANCE

     Each document or instrument required to be delivered by Buyer and Lynch pursuant to Section 2.4(b) shall have been delivered and Buyer shall have delivered the Purchase Price to Sellers pursuant to Section 2.4(b)(i).

     6.3 ADDITIONAL DOCUMENTS

     Buyer and Lynch shall have delivered or caused to be delivered to Sellers such other documents as Sellers may reasonably request for the purpose of (a) evidencing the accuracy of any representation or warranty of Buyer and Lynch, or
(b) otherwise facilitating the consummation of any of the transactions contemplated by this Agreement.

     6.4 NO PROCEEDINGS Since the date of this Agreement, there must not have been commenced or Threatened against any Seller, or against any Person affiliated with any Seller, any Proceeding (a) involving any challenge to, or seeking any damages or other relief in connection with, any of the transactions contemplated by this Agreement, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the transactions contemplated by this Agreement.

     6.5 NO PROHIBITION

     Neither the consummation nor the performance of any of the transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause any Seller or any Person affiliated with any Seller to suffer any material adverse consequences under, (a) an y applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise formally proposed by or before any Governmental Body.

     7. TERMINATION

     7.1 TERMINATION EVENTS

     This Agreement may, by written notice given prior to or at the Closing, be terminated:

          (a) by Buyer or Sellers if a material Breach of any provision of this Agreement has been committed by the other party and such Breach has not been waived;

          (b) (i) by Buyer if any of the conditions in Section 5 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer or Lynch to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date; or (ii) by Sellers, if any of the conditions in Section 6 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Sellers to comply with their obligations under this Agreement) and Sellers have not waived such condition on or before the Closing Date;

          (c) by mutual consent of Buyer and Sellers; or

          (d) by either Buyer or Sellers if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before October 6, 2004, or such later date as the parties may agree upon.

     7.2 EFFECT OF TERMINATION

     Each party's right of termination under Section 7.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 7.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Section 9.1 will survive; provided, however, that if this Agreement is terminated by a party because of the Breach of this Agreement by the other party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

     8. INDEMNIFICATION; REMEDIES

     8.1 SURVIVAL; RIGHT TO INDEMNIFICATION NOT AFFECTED BY KNOWLEDGE

     All representations, warranties, and obligations in this Agreement and any other certificate or document delivered pursuant to this Agreement will survive the Closing. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, and obligations.

     8.2 INDEMNIFICATION AND PAYMENT OF DAMAGES BY SELLERS

     Sellers, jointly and severally, will indemnify and hold harmless Buyer and its Representatives, shareholders, controlling persons, and affiliates (collectively, the "Buyer Indemnified Persons") for, and will pay to the Buyer Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages) or expense (including costs of investigation and defense and reasonable attorneys' fees), whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with:

          (a) any Breach of any representation or warranty made by Sellers in this Agreement or any other certificate or document delivered by Sellers pursuant to this Agreement;

          (b) any Breach of any representation or warranty made by Sellers in this Agreement as if such representation or warranty were made on and as of the Closing Date;

          (c) any Breach by Sellers of any obligation of Sellers in this Agreement; or

          (d) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with any Seller (or any Person acting on its behalf) in connection with any of the transactions contemplated by this Agreement.

     The remedies provided in this Section 8.2 will not be exclusive of or limit any other remedies that may be available to Buyer or the other Buyer Indemnified Persons.

     8.3 INDEMNIFICATION AND PAYMENT OF DAMAGES BY BUYER AND LYNCH

     Buyer and Lynch, jointly and severally, will indemnify and hold harmless Sellers and their respective Representatives, shareholders, controlling persons and affiliates (collectively, the "Seller Indemnified Persons" and, together with the Buyer Indemnified Persons, the "Indemnified Persons") for, and will pay to Sellers the amount of any Damages arising, directly or indirectly, from or in connection with:

          (a) any Breach of any representation or warranty made by Buyer or Lynch in this Agreement or any other certificate or document delivered by Buyer or Lynch pursuant to this Agreement;

          (b) any Breach of any representation or warranty made by Buyer or Lynch in this Agreement as if such representation or warranty were made on and as of the Closing Date;

          (c) any Breach by Buyer or Lynch of any obligation of Buyer or Lynch in this Agreement; or

          (d) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer or Lynch (or any Person acting on its or his behalf) in connection with any of the transactions contemplate by this Agreement.

     The remedies provided in this Section 8.3 will not be exclusive of or limit any other remedies that may be available to Sellers or the other Seller Indemnified Persons.

     8.4 PROCEDURE FOR INDEMNIFICATION -- THIRD PARTY CLAIMS

     (a) Promptly after receipt by an Indemnified Party under Section 8.2 or 8.3 of notice of the commencement of any Proceeding against it, such Indemnified Party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any Indemnified Party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the Indemnified Party's failure to give such notice.

     (b) If any Proceeding referred to in Section 8.4(a) is brought against an Indemnified Party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, or
(ii) the indemnifying party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the Indemnified Party and, after notice from the indemnifying party to the Indemnified Party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Section 8 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the Indemnified Party's consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten days after the Indemnified Party's notice is given, give notice to the Indemnified Party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Indemnified Party.

     (c) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

     8.5 PROCEDURE FOR INDEMNIFICATION -- OTHER CLAIMS

     A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

     9. GENERAL PROVISIONS

     9.1 EXPENSES

     Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated by this Agreement, including all fees and expenses of agents, representatives, counsel, and accountants. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

     9.2 PUBLIC ANNOUNCEMENTS

     Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement will be issued, if at all, at such time and in such manner as Buyer and Sellers mutually determine. Unless agreed by Buyer and Sellers in advance or required by Legal Requirements, prior to the Closing Buyer, Lynch and Sellers shall keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person other than to their respective Representatives.

     9.3 NOTICES

     All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

         Sellers:                   Elan International Services, Ltd.
                                    102 St. James Court
                                    Flatts, Smiths Parish
                                    Bermuda FL 04
                                    Attention:  President
                                    Facsimile No.:  (441) 292-2224

         with a copy to:            Cahill Gordon & Reindel LLP
                                    80 Pine Street
                                    New York, NY 10005
                                    Attention:  Christopher T. Cox, Esq.
                                    Facsimile No.:  (212) 269-5420

         Buyer and Lynch:           c/o Amarin Corporation PLC
                                    7 Curzon Street
                                    London, W1J 5HG
                                    United Kingdom
                                    Attention:  Thomas G. Lynch
                                    Facsimile No.:  +44 (0) 20 7499 9004

         with a copy to:            Cox Hallett Wilkinson
                                    Milner House
                                    18 Parliament Street
                                    P.O. Box HM 1561
                                    Hamilton HM FX
                                    Bermuda
                                    Attention:  Julie Stanton, Esq.
                                    Facsimile No.:  (441) 292-7880

     9.4 FURTHER ASSURANCES

     The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and
(c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

     9.5 WAIVER

     The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and
(c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

     9.6 ENTIRE AGREEMENT AND MODIFICATION

     (a) In this Section 9.6, "Representation" means representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise).

     (b) This Agreement and each document referred to in it constitute the entire agreement and supersede any previous agreements between the parties relating to the subject matter of this Agreement.

     (c) Each of Buyer and Lynch acknowledges and represents that it or he has not relied on or been induced to enter into this Agreement by a Representation given by any Seller other than the representations and warranties as set out in
Section 4. No Seller is liable to Buyer or Lynch for a Representation that is not set out in this Agreement.

     (d) Each Seller acknowledges and represents that it has not relied on or been induced to enter into this Agreement by any Representation given by Buyer or Lynch other than the representations and warranties as set out in Section 5. Neither Buyer nor Lynch is liable to any Seller for a Representation that is not set out in this Agreement.

Nothing in this Section 9.6 shall have the effect of limiting or restricting any liability arising as a result of any fraud, willful misconduct or willful concealment.

     9.7 ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

     No party may assign any of its rights under this Agreement without the prior consent of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. A Person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

     9.8 SEVERABILITY

     If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

     9.9 SECTION HEADINGS; CONSTRUCTION

     The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

     9.10 TIME OF ESSENCE

     With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

     9.11 GOVERNING LAW AND JURISDICTION

     (a) This Agreement and all matters arising from or connected with it are governed by English law.

     (b) Subject to Section 9.11(d), the courts of England have exclusive jurisdiction to settle any dispute arising from or connected with this Agreement (a "Dispute") including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity.

     (c) The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

     (d) Notwithstanding Section 9.11(b), this clause does not prevent Buyer or any Seller from taking proceedings relating to a Dispute ("Dispute Proceedings") in any other court with jurisdiction. To the extent allowed by law, Buyer or any Seller may take concurrent Dispute Proceedings in any number of jurisdictions.

     (e) The parties agree that the documents which start any Dispute Proceedings and any other documents required to be served in relation to those Dispute Proceedings may be served on Buyer, Lynch or any Seller in accordance with Section 9.3. These documents may, however, be served in any other manner allowed by law. This clause applies to all Dispute Proceedings wherever started.

     9.12 REGULATION S

     Buyer acknowledges and agrees that (a) the Warrant and the Notes have not been registered under the Securities Act, or the securities laws of any state and (b) neither such securities nor any interest or participation therein may be offered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of in the absence of such registration or unless such transaction is exempt from, or not subject to, such registration. Each Buyer agrees not to offer, sell or otherwise transfer the Warrant or the Notes prior to the date that is 40 days after the Closing Date, except to (i) Amarin, (ii) pursuant to a registration statement that has been declared effective under the Securities Act, (iii) pursuant to an Offshore Transaction (as defined in Rule 902 of the Securities
Act) complying with Rule 903 or 904 of the Securities Act, or (iv) pursuant to another available exemption from the registration requirements of the Securities Act.

     9.13 COUNTERPARTS

     This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

                              ELAN INTERNATIONAL SERVICES, LTD.


                              By:    /s/ Kevin Insley
                                     ---------------------------------
                                     Name:  Kevin Insley
                                     Title:    President


                              MONKSLAND HOLDINGS BV


                              By:    /s/ William F. Daniel
                                     ---------------------------------
                                     Name:  William F. Daniel
                                     Title:    Attorney-In-Fact


                              ELAN PHARMA INTERNATIONAL LIMITED


                              By:    /s/ William F. Daniel
                                     ----------------------------------
                                     Name:  William F. Daniel
                                     Title:    Attorney-In-Fact


                              AMARIN INVESTMENT HOLDING LTD.


                              By:    /s/ David J. Doyle
                                     -----------------------------------
                                     Name:  David J. Doyle
                                     Title:    Director


                              /s/ Thomas G. Lynch
                              ------------------------------------------
                              Thomas G. Lynch

                                                                       EXHIBIT A


                        FORM OF OPINION OF AMARIN COUNSEL


Elan International Services Limited      Our ref         JSB/E.327-68
Clarendon House                          Direct tel      020 7360 8155
2 Church Street                          Direct fax      020 7360 6320
Hamilton, Bermuda                        E-mail          stuart.borrie@ngj.co.uk

Elan Pharma International Limited        Your ref
WIL House


AMARIN CORPORATION PLC (THE "COMPANY")

This opinion is being delivered to you in connection with the proposed purchase by Amarin Investment Holding Ltd ("AIH"):

     (a) from Elan International Services Ltd ("EIS") of 4,529,819 American Depositary Shares, each representing one ordinary share of 5 pence in the capital of the Company;

     (b) from Monksland Holdings BV ("Monksland") of 124,000 American Depositary Shares, each representing one ordinary share of 5 pence in the capital of the Company;

     (c) from Elan Pharma International Limited ("EPIL") of a warrant to subscribe for 500,000 ordinary shares of 5 pence in the capital of the Company (the "Warrant"); and

     (d) from EPIL of US$5,000,000 in aggregate amount of secured loan notes due 2009 of the Company (the "Loan Notes", and together with (a), (b) and (c), the "Securities")

(the "Transaction").

1. Documents

For the purposes of this opinion, we have examined only the following documentation as attached hereto and initialled for the purposes of identification:

1.1 a copy of the articles of association of the Company, certified as a true and accurate copy by the Company Secretary of the Company (the "Articles");

1.2 a copy of the minutes of a meeting of the board of directors of the Company (the "Board") dated 15 September 2004 and a copy of the minutes of a meeting of a duly constituted committee of the Board (the "Committee") dated __________ 2004, each certified as true and accurate copies by the Company Secretary of the Company (together the "Minutes");

1.3 the written notification dated ___________ September 2004 from Thomas G Lynch ("Mr Lynch") addressed to the Board, confirming that he is not in possession of any unpublished price sensitive information relating to the Company (the "Notification");

1.4 the securities purchase agreement dated _________ September 2004 and entered into between EIS, Monksland and EPIL (1) and AIH (2) (the "Securities Purchase Agreement");

1.5 the deposit agreement dated 29 March 1993 as amended on 8 October 1998 and 19 July 2002 constituting the American Depositary Shares;

1.6  the warrant instrument dated 25 February 2004 constituting the Warrant;

1.7  the Loan Notes instrument dated 25 February 2004; and

1.8 the result of a search of information held by the Registrar of Companies in England and Wales in respect of the Company carried out by us on ________ September 2004 and updated by a telephone search on _________ 2004 (the "Search").

2. Assumptions

For the purposes of this opinion we have assumed without investigation:

2.1 the authenticity, accuracy and completeness of the documents submitted to us as originals or copies, the genuineness of all signatures and the conformity to original documents of all copies;

2.2 that the Articles in the form provided to us are true, complete and up to date as at the date of this opinion;

2.3 that, save as set out in the Articles or arising as a matter of general law, there exists no restriction or limit on the directors in performing their obligations arising under the Transaction, whether pursuant to an existing agreement, arrangement, authorisation, contract, court order, deed, governmental or regulatory ruling, injunction or otherwise;

2.4 that the interests of Mr Lynch in the Transaction were properly disclosed to the meeting of the board of directors of the Company of which the Minutes are a record, in accordance with the Articles and section 317 of the Companies Act 1985 (the "Act");

2.5 that the Minutes accurately record the proceedings of duly convened, constituted and conducted meetings of the Board and the Committee, respectively, and the resolutions passed have not been subsequently amended, revoked or superseded, nor does there exist a preceding resolution of the Board (or any committee thereof) or the shareholders of the Company which in any way conflicts with, limits or prevents the passing of the resolutions of the Board and the Committee as set out in the Minutes;

2.6 that the acceptance by the Committee on behalf of the Board of the Notification was granted in possession of all the facts and circumstances surrounding the Proposed Transaction and no circumstances exist which might render either the Notification or the acceptance thereof by the Committee inaccurate either when given or at the time of the issue of this opinion by reference to current facts and circumstances;

2.7 that the Company has given, and will give, no financial assistance contrary to the terms of section 151 of the Act in connection with the Transaction and that the Transaction is not in connection with the loss of office of any director, and does not form part of an arrangement by which non-cash assets are being acquired from the Company or by which a loan, quasi-loan, guarantee or similar arrangement is entered into by the Company;

2.8 the capacity, power and authority of each of the parties to the Securities Purchase Agreement to enter into and perform the obligations set out therein, that the obligations of those parties are valid, binding and enforceable against them in accordance with their terms, and that each party to the Securities Purchase Agreement has taken all action necessary to authorise the signing and delivery of the Securities Purchase Agreement and the exercise of its rights and the performance of its obligations under the Securities Purchase Agreement;

2.9 having undertaken the Search (but having made no other enquiries) and the Search not revealing any of the same, that no resolution has been passed, no petition has been presented and no order has been made for the winding up or dissolution of, or for an administration order to be made in relation to, and no voluntary arrangement has been entered into by, the Company, no receiver, administrative receiver, administrator, liquidator, provisional liquidator, nominee or supervisor or similar officer has been appointed and no notice of intention to appoint an administrator or notice of appointment of an administrator has been filed in relation to the Company or any of its assets;

2.10 that the performance of each obligation under the Securities Purchase Agreement is not illegal in any place outside England and Wales in which that obligation is to be performed;

2.11 that the purchases being made by AIH are being made on its own account and not as a nominee, agent or trustee, and not with a view to the resale or distribution of any of the Securities, and that neither AIH nor Mr Lynch has any intention of selling, granting any participation or interest in, or otherwise distributing, the Securities or any of them; and neither AIH nor Mr Lynch is a party to any agreement, arrangement or contract with any person to sell, transfer or grant any participation or interest therein to any person with respect to the Securities or any of them;

2.12 that the Securities are not subject to any encumbrance, lien, charge, restriction or other interest;

2.13 that the Warrant confers a right to subscribe for shares in or debentures of the Company;

2.14 that Mr Lynch has at all relevant times acted in good faith and for the proper purposes of, and in the best interests of, the Company and is not acting contrary to the best interests of the Company by entering into, or performing, the Transaction, and that the Transaction is not unfairly prejudicial to any member of the Company;

2.15 that Mr Lynch is the sole legal and beneficial owner of all the issued shares in the capital of AIH;

2.16 that the entering into of the Transaction by AIH did not arise as a result of Mr Lynch acting in his capacity as a director of the Company or by reason of him using opportunities or knowledge arising as a result of his being a director of the Company; and

2.17 that Mr Lynch and the Company have at all times complied with article 106 of the Articles, that article 106 is not void, whether by reason of the impact of section 310 of the Act or otherwise, and that Mr Lynch may rely on article 106 to permit the entering into and performance by AIH of the Transaction.

3. Opinion

Based upon and subject to the foregoing, and subject to the reservations mentioned below, we are of the opinion that:

     (a) save as set out in paragraph 4.10, no consent, authorisation, approval or other action of the Company is required in order to enable AIH lawfully to enter into, exercise its rights and perform its obligations under the Securities Purchase Agreement; and

     (b) neither the Company nor any of its members or creditors nor any liquidator, administrator, receiver or administrative receiver of the Company could successfully challenge the Transaction as a breach by Mr Lynch of his duties to the Company.

4. Reservations

Our reservations are as follows:

4.1 we express no opinion as to any law other than English law in force, and as interpreted in English courts, at the date of this opinion. We are not qualified to, and we do not, express an opinion on the laws or regulations of any other jurisdiction. In particular and without prejudice to the generality of the foregoing, we have not independently investigated the laws of the United States of America, nor of any state or district thereof, nor the rules governing NASDAQ, nor the laws of any other jurisdiction of residence of any of the parties to the Securities Purchase Agreement for the purpose of this opnion;

4.2 without limiting any other assumption or reservation made in this opinion, we have not investigated whether any of the parties to the Securities Purchase Agreement is or will by reason of the execution of, or the Transaction contemplated by, the Securities Purchase Agreement be in breach of any of its obligations under any agreement, arrangement, authorisation, contract, court order, deed, governmental or regulatory ruling, injunction or other document (other than the Articles);

4.3 under common law, directors may not enter into arrangements in which they have, or can have, a personal interest conflicting, or which possibly may conflict, with the interests of the company to which the fiduciary duty is owed. Regal (Hastings) -v- Gulliver [1942] 1 All ER 378, the leading case on secret profits, provides that it may be possible, depending on the facts and circumstances of the case, for a director not to have to account to the company, by reason of a provision in the articles of association of the company or on the passing of an ordinary resolution of the company in general meeting. Whether there has been a profit which is accountable to the Company will depend on the facts and circumstances of the Transaction;

4.4 under Part V of the Criminal Justice Act 1993 (the "CJA"), any individual who has information as an insider is guilty of insider dealing if in the specified circumstances he deals in securities that are price-affected securities in relation to the information. Other offences include encouraging others to deal. We express no opinion as to whether any party is or has been in contravention of Part V of the CJA in connection with the Transaction. However, section 63(2) of the CJA states that no contract is void or unenforceable by reason of commission of a section 52 insider dealing offence. The Proceeds of Crime Act 2002 (the "PCA") provides for confiscation of proceeds of a criminal offence or property obtained as a result of a commission of a criminal offence. Such powers of confiscation are exercisable in relation to any property whether or not any proceedings have been brought for an offence in relation to that property. We express no opinion as to whether an offence under the PCA has been committed by virtue of the entering into of the Transaction by AIH;

4.5 we express no opinion as to whether the Securities Purchase Agreement achieves the purpose of all or any of the parties thereto or to whether the Securities Purchase Agreement is valid, binding or enforceable;

4.6 laws relating to bankruptcy, liquidation or administration or other laws or procedures affecting generally the enforcement of creditors' rights may affect the obligations under the Securities Purchase Agreement and the remedies available;

4.7 the information revealed by the Search may not be up to date or complete as a result of delays in filing by the persons responsible and/or mis-filings or delays by staff at the Registry of Companies in England and Wales;

4.8 we express no opinion as to the compliance by any party with principles and rules relating to good corporate governance;

4.9 we express no opinion as to any tax treatment or consequences of the Transaction;

4.10 the transfers of the Loan Notes and the Warrant will need to be registered by the Company in the relevant registers maintained by it in respect thereof, and new certificates in respect of the Loan Notes and the Warrant will need to be completed and delivered by the Company to AIH; and

4.11 we express no opinion as to whether any consent, authorisation, approval or other action is required of the Company or any other party under or pursuant to the terms of the debenture entered into by the Company on 4 August 2003 in favour of Elan Corporation Plc ("Elan") (as subsequently amended), the deed of priority entered into by the Company on 28 October 2003 with Elan and Watson Pharmaceuticals Inc, the deed of amendment, assignment and assumption entered into by Elan, AIH and others (including the Company), or any other agreement which we have not examined for the purpose of this opinion (as referred to in paragraph 1) and we express no opinion as to the maintenance of any priority for any security interest in respect of the Loan Notes granted at any time by the Company or any other person.

This opinion speaks only to the laws of England and Wales, as they are applied in English courts. No opinion as to the facts and circumstances arising in connection with the Transaction is expressed or implied.

This opinion speaks only as at the date hereof. We have no obligation to advise the addressee (or any third party) of any changes in the law or facts that may occur after the date of this opinion.

This opinion is given on condition that it is governed by and shall be construed in accordance with the laws of England and Wales as in force at and interpreted at the date of this opinion and that any action or claim against us or any of our partners, employees or agents arising out of it is subject to the exclusive jurisdiction of the English courts and to be determined only by the principles of English law (including without prejudice to the foregoing those relating to liability, causation and quantum). We have not investigated the laws of any country other than England and Wales.

This opinion is given solely to you in relation to the Transaction. It may not be used nor relied upon for any other purpose or by any other person.

Yours faithfully



Nicholson Graham & Jones

                                                                       EXHIBIT B


                         FORM OF BOARD MINUTES OF AMARIN


                             AMARIN CORPORATION PLC

                                 (the "Company")

MINUTES of a Meeting of the Board of Directors of the Company held at 7 Curzon Street, London W1J 5HG on 15th September 2004 at 2.15 pm.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PRESENT                                         IN ATTENDANCE

Dr W Mason (Acting Chairman)                    Mr JS Lamb (secretary)
Mr T G Lynch
Mr R A B Stewart
Mr J Groom
Dr H Huckel
Mr A Cooke
Mr A Russell-Roberts






--------------------------------------------------------------------------------

1. QUORUM

     The Chairman of the meeting noted that the meeting had been duly convened in accordance with the Articles of Association of the Company and that the necessary quorum of Directors was present and that the meeting could proceed. IT WAS NOTED that Mr Groom and Dr Huckel were attending by telephone and each of them confirmed that they could hear all the other members of the Board and the Chairman confirmed that they could be heard.

2. BACKGROUND AND PURPOSE OF THE MEETING

     The Chairman noted that the purpose of the meeting was to consider and if thought fit approve the entering into of the transaction to be outlined to the meeting involving one of the directors of the Company.

3. APPROVAL OF DIRECTORS' TRANSACTION

3.1 The Chairman reported to the meeting that:

     (a) Thomas G Lynch, a director of the Company, had informed him that he proposed to purchase:

          (i) from Elan International Services Limited ("EIS"), 4,529,819 American Depository Shares, each representing one ordinary share of 5 pence in the capital of the Company;

          (ii) from Monksland Holdings BV, 124,000 American Depository Shares, each representing one ordinary share of 5 pence in the capital of the Company;

          (iii) from Elan Pharma International Limited ("EPIL"), a warrant to subscribe for 500,000 ordinary shares of 5 pence in the capital of the Company; and

          (iv) from EPIL, US$5,000,000 in aggregate amount of secured loan notes due 2009 of the Company;

          for the sum of US$6,500,000 in cash (the "Proposed Transaction"); and

     (b) for the sake of good order, Mr Lynch had sought the approval of the board of the Proposed Transaction.

3.2 A copy of a draft sale and purchase agreement among, inter alia, Amarin Investment Holding Ltd ("NewCo", a company wholly-owned by Mr Lynch) and EIS in relation to the Proposed Transaction (the "Sale and Purchase Agreement") was produced to the meeting.

3.3 In accordance with section 317 of the Companies Act 1985 and the Articles of Association of the Company (the "Articles"), each of Messrs Lynch and John Groom fully declared all of their respective interests in the Proposed Transaction to the meeting. The Chairman reminded the meeting that, pursuant to article 108 of the Articles, Messrs Lynch and Groom may not vote (nor be counted in the quorum) on any resolution of the board of directors in respect of the Proposed Transaction.

3.4 However, as there were at least two directors present at the meeting (other than Messrs Lynch and Groom) (the "Independent Directors"), the Chairman declared that a quorum was present to consider and vote on the Proposed Transaction.

3.5 Mr. Lynch confirmed that he was not in possession of any information (whether amounting to unpublished price sensitive information or otherwise) concerning the Company or its business or prospects that would preclude him from dealing in shares of the Company (whether pursuant to Part V of the Criminal Justice Act 1993, Part VIII of the Financial Services and Markets Act 2000, the NASDAQ Marketplace Rules or otherwise) ("UPSI"), save for the proposed settlement of potential litigation with Valeant Pharmaceuticals International of which EIS are aware (the "Settlement"). The Independent Directors considered these confirmations and agreed with such confirmations.

3.6 After full and careful consideration, IT WAS UNANIMOUSLY RESOLVED by the Independent Directors that, subject to the public announcement of the Settlement (in accordance with NASDAQ rules), and providing that immediately prior to the entering into by Mr Lynch of the Proposed Transaction, Mr Lynch provides to the Committee (as constituted below) a written statement (the "Statement") that he is not then in possession of any UPSI:

     (a) the entry into of the Proposed Transaction by NewCo be consented to, authorised and approved; and

     (b) notwithstanding that Mr Lynch is a director of the Company (and has previously been a director of EIS's parent company, Elan Corporation
          Plc), Mr Lynch has no obligation to
          account to the Company or its members or creditors, for any profit or other benefit realised by him in connection with the Proposed Transaction.

3.7 The Chairman reported to the meeting that he had consulted with each director who was not present and had obtained his approval of the Proposed Transaction.

4. COMMITTEE

     IT WAS RESOLVED that any two directors be appointed as a committee of the Board (the "Committee") to approve and accept the Statement to be provided by Mr Lynch.

5. FURTHER RESOLUTION

     The meeting having carefully considered the terms of the Proposed Transaction RESOLVED THAT whilst the Company was not a party to the Proposed Transaction, the terms thereof were in the best interests of and a benefit to the Company and its shareholders.

6. CLOSE OF MEETING

     There being no other business the Chairman declared the meeting closed.



                                      _______________________________________
                                                                     CHAIRMAN

                                                                       EXHIBIT C


                        FORM OF OPINION OF BUYER COUNSEL


                                                             [ ] September, 2004


Elan International Services, Ltd.
Monksland Holdings BV
Elan Pharma International Limited
c/o Elan International Services, Ltd.
     St. James Court
     Flatts, Smith's Parish
     Bermuda FL 04

Dear Sirs,

               Re: Amarin Investment Holding Ltd. (the "Company")

We have acted as special legal counsel to the Company in connection with a Securities Purchase Agreement dated [ ] September 2004 by and among the Company as Buyer and Elan International Services, Ltd., Monksland Holdings BV and Elan Pharma International Limited as Sellers and Thomas G. Lynch (the "Agreement"). The Company has requested that we provide this opinion pursuant to Clause 2.4
(b) (iv) of the Agreement.

For the purposes of this opinion, we have been supplied with and have examined, and relied upon an executed copy of the Agreement sent to us electronically on [__] (the "Opinion Document").

We have also examined and relied upon the documents listed, and, in some cases defined, in the First Schedule to this opinion (the "Documents").

Assumptions

For the purposes of our opinion, we have assumed:-

(a) the authenticity, accuracy and completeness of all Documents submitted to us as originals and the conformity to authentic original Documents of all Documents submitted to us as certified, conformed, notarised, faxed or photostatic copies;

(b)  the genuineness of all signatures on the Documents;

(c) the accuracy and completeness of all factual representations made in the Documents and other documents reviewed by us;

(d) the authority, capacity and power of each of the parties, other than the Company, to enter into and perform its respective obligations under the Opinion Document;

(e) that the Opinion Document constitutes the legal, valid and binding obligations of each of the parties thereto, other than the Company;

(f) that the Opinion Document has been validly authorised, executed and delivered by each of the parties thereto, other than the Company, and the performance thereof is within the capacity and powers of each party thereto, other than the Company, and that each such party to which the Company purportedly delivered the Opinion Document has actually received and accepted delivery of such Opinion Document;

(g) that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by the execution or delivery of the Documents or which would have any implication in relation to the opinions expressed herein and that, in so far as any obligation under, or action to be taken under, the Opinion Document is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

(h) that the Resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions by way of meeting held on September , 2004 of the Directors of the Company (the "Board") and that there is no matter affecting the authority of the Board to enter into the Opinion Document not disclosed by the Constitutional Documents or the Resolutions, which would have any adverse implication in relation to the opinions expressed herein; and

(i) that the Company has entered into its obligations under the Opinion Document in good faith for the purpose of carrying on its business and that, at the time it did so, there were reasonable grounds for believing that the transactions contemplated by the Opinion Documents would benefit the Company.

Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:-

(1) The Company is an exempted company limited by shares incorporated and existing under the laws of Bermuda. The Company possesses the capacity to sue and be sued in its own name and is in good standing (meaning that it has paid all fees and made all filings due in Bermuda) under the laws of Bermuda.

(2) The Company has all requisite corporate power and authority to enter into, execute and deliver the Opinion Document and to perform its obligations thereunder and to take all action as may be necessary to complete the transactions contemplated thereby.

(3) The execution, delivery and performance by the Company of the Opinion Document and the transactions contemplated thereby have been duly authorised by all necessary corporate action on the part of the Company.

(4) The Opinion Document has been duly executed by the Company and constitutes legal, valid and binding obligations of the Company enforceable against the Company in accordance with the terms thereof.

(5) The execution and delivery of the Opinion Document and the transactions contemplated thereby do not and will not violate, conflict with or constitute a default under (i) any requirement of any law or any regulation of Bermuda or (ii) the Constitutional Documents.

(6) No order, consent, approval, licence, authorisation or validation of or exemption by any government or public body or authority of Bermuda or any sub-division thereof is required to authorise or is required in connection with the execution, delivery, performance and enforcement of the Opinion Document.

(7) The choice of English law as the proper law to govern the Opinion Document is a valid choice of law under Bermuda law and such choice of law would be recognised, upheld and applied by the courts of Bermuda as the proper law of the Opinion Document in proceedings brought before them provided that
     (i) the point is specifically pleaded; (ii) such choices of law is valid and binding under the laws of England and (iii) recognition would not be contrary to public policy as that term is understood under Bermuda law.

(8) The submission by the Company to the jurisdiction of the courts of England pursuant to the Opinion Document is not contrary to Bermuda law and would be recognised by the courts of Bermuda as a legal, valid and binding submission to the jurisdiction of the courts of England if such submission is accepted by such courts and is legal, valid and binding under the laws of England.

(9) A final and conclusive judgment of a foreign court against the Company based upon the Opinion Document under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981) may be enforceable in Bermuda if the foreign court is situated in a country to which The Judgments (Reciprocal Enforcement) Act 1958 (the "1958 Act") applies. The procedure provided for in the 1958 Act must be followed if the 1958 Act applies. The 1958 Act applies to the United Kingdom. Under the 1958 Act, a judgment obtained in the superior courts of a territory to which it applies would be enforced by the Supreme Court of Bermuda without re-examination of the merits of the case provided that:

(i) the judgment is final and conclusive, notwithstanding that an appeal may be pending against it or it may still be subject to an appeal in such country;

(ii) the judgment has not been given on appeal from a court which is not a superior court; and

(iii) the judgment is duly registered in the Supreme Court of Bermuda in circumstances in which its registration is not liable thereafter to be set aside.

     Under Section 3(4) of the 1958 Act, the registration of such a court's judgment in the Supreme Court of Bermuda involves the conversion of the judgment debt into Bermuda dollars as of the date of the foreign court's judgment, but the Bermuda Monetary Authority has indicated that its present policy is to give the consents necessary for any Bermuda dollar award made by the Supreme Court of Bermuda as aforesaid to be recovered in external currency. No stamp duty or similar or other tax or duty is payable in Bermuda on the enforcement of a foreign judgment. Court fees will be payable in connection with proceedings for enforcement.

(10) There is no income or other tax of Bermuda imposed by withholding or otherwise on any payment to be made to or by the Company pursuant to the Opinion Document.

(11) The Company is not entitled to any immunity under the laws of Bermuda, whether characterised as sovereign immunity or otherwise, from any legal proceedings to enforce the Opinion Document in respect of itself or its property.

(12) The Company has been designated as non-resident of Bermuda for the purposes of the Exchange Control Act, 1972 and, as such, is free to acquire, hold and sell foreign currency and securities without restriction.

(13) The Opinion Document is in an acceptable legal form under the laws of Bermuda for enforcement thereof in Bermuda.

Reservations

We have the following reservations:-

(a) We express no opinion as to the availability of equitable remedies such as specific performance or injunctive relief, or as to any matters which are within the discretion of the courts of Bermuda in respect of any obligations of the Company as set out in the Opinion Document. In particular, we express no opinion as to the enforceability of any present or future waiver of any provision of law (whether substantive or procedural) or of any right or remedy which might otherwise be available presently or in the future under the Opinion Document.

(b) Enforcement of the obligations of the Company under the Opinion Document may be limited or affected by applicable laws from time to time in effect relating to bankruptcy, insolvency or liquidation or any other laws or other legal procedures affecting generally the enforcement of creditors' rights.

(c) Enforcement of the obligations of the Company may be the subject of a statutory limitation of the time within which such proceedings may be brought.

(d) We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda. This opinion is limited to Bermuda law as applied by the Courts of Bermuda at the date hereof.

(e) Where an obligation is to be performed in a jurisdiction other than Bermuda, the courts of Bermuda may refuse to enforce it to the extent that such performance would be illegal under the laws of, or contrary to public policy of, such other jurisdiction.

(f) We express no opinion as to the validity or binding effect of any provision of the Opinion Document which provides for the severance of illegal, invalid or unenforceable provisions.

(g) A Bermuda court may refuse to give effect to any provisions of the Opinion Document in respect of costs of unsuccessful litigation brought before the Bermuda court or where that court has itself made an order for costs.

Disclosure

This opinion is addressed to you solely for your benefit and is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose nor quoted or referred to in any public document nor filed with any governmental agency or person, without our prior written consent, except as may be required by law or regulatory authority. Further, this opinion speaks as of its date and is strictly limited to the matter stated therein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

This opinion is governed by and is to be construed in accordance with Bermuda law. It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.

Yours faithfully


Cox Hallett Wilkinson

                                 FIRST SCHEDULE


1. An executed copy of the Securities Purchase Agreement dated [ ] September 2004 by and among the Company as Buyer and Elan International Services, Ltd., Monksland Holdings BV and Elan Pharma International Limited as Sellers and Thomas G Lynch and sent to us by e-mail on [ ] September 2004.

2. Copies of the Certificate of Incorporation, Memorandum of Association and Bye-laws for the Company adopted on [ ] as certified by the Secretary of the Company on [ ] September 2004 (collectively referred to as the "Constitutional Documents").

3. Copy of the minutes of the meeting of the Board of Directors of the Company held on [ ] as certified by an officer of the Company on [ ]
     ("Resolutions").

4. A certified copy of the Register of Directors and Officers in respect of the Company.

5.   A certified copy of the "Tax Assurance" dated [ ] in respect of the Company

                                                                       EXHIBIT D



                    FORM OF BOARD COMMITTEE MINUTES OF AMARIN


                             AMARIN CORPORATION PLC

                                 (the "Company")


MINUTES of a Meeting of a Committee of the Board of Directors of the Company held at 7 Curzon Street, London W1J 5HG on 2004 at am/pm.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PRESENT                                            IN ATTENDANCE

Mr R A B Stewart (Acting Chairman)                 Mr JS Lamb (secretary)
Mr A Cooke





--------------------------------------------------------------------------------

1. QUORUM

     The Chairman of the meeting noted that the meeting had been duly convened in accordance with the articles of association of the Company and that the attending directors constituted a committee of the Board (the "Committee") in accordance with the resolution of the Board passed at the meeting of the Board held on 15 September 2004 (the "Board Meeting") and that the necessary quorum of Directors was present and that the meeting could proceed.

2. BACKGROUND AND PURPOSE OF THE MEETING

2.1 The Chairman referred to the minutes of the Board Meeting and noted that the purpose of this Committee meeting was, if thought fit, to approve and accept a written statement from Thomas G Lynch ("Mr Lynch"), confirming that, in relation to the Proposed Transaction (as further described in the minutes of the Meeting), he is not in possession of any UPSI (as defined in the minutes of the Board Meeting).

2.1 The Chairman reported to the meeting that the Company had received from Mr Lynch a notification dated __________ 2004, confirming that he was not in possession of any UPSI (the "Notification").

3. ACCEPTANCE OF CONFIRMATION

     The meeting considered the terms of the Notification and agreed with Mr Lynch's confirmation that he was not in possession of any UPSI. The Chairman reported to the meeting that he had consulted with each Independent Director (as defined in the minutes of the Board Meeting) who was not present and had confirmed that he agreed with Mr Lynch's confirmation. Accordingly, IT WAS RESOLVED that the Notification be and hereby is accepted by the Committee on behalf of the Board.

4. CLOSE OF MEETING

     There being no other business the Chairman declared the meeting closed.



                                            ____________________________________
                                                                        Chairman

                                                                    SCHEDULE 4.1

                                                               EXECUTION VERSION











                             DATED ___________ 2004


                              ELAN CORPORATION PLC
                                   AS ASSIGNOR



                          AMARIN INVESTMENT HOLDING LTD
                                   AS ASSIGNEE



                                       AND



                                     OTHERS


--------------------------------------------------------------------------------


                  DEED OF AMENDMENT, ASSIGNMENT AND ASSUMPTION


--------------------------------------------------------------------------------

                                    CONTENTS

Clause                                                                     Page


1.     QUORUM...............................................................1

2.     BACKGROUND AND PURPOSE OF THE MEETING................................1

3.     ACCEPTANCE OF CONFIRMATION...........................................1

4.     CLOSE OF MEETING.....................................................2

1.     DEFINITIONS AND INTERPRETATION.......................................1

2.     ASSIGNMENT AND ASSUMPTION............................................2

3.     CONFIRMATIONS, CONSENTS AND NOTICES..................................2

4.     EFFECTIVE DATE OF THE ASSIGNMENT.....................................2

5.     THE ASSIGNOR AND THE ASSIGNEE........................................2

6.     REPRESENTATIONS AND WARRANTIES.......................................3

7.     ASSIGNMENT OF RIGHTS.................................................3

8.     FURTHER ASSURANCES...................................................3

9.     AMENDMENT TO THE DEBENTURE...........................................3

10.    NOTICES..............................................................4

11.    ENTIRE AGREEMENT.....................................................5

12.    GOVERNING LAW AND JURISDICTION.......................................5

13.    COUNTERPARTS.........................................................5


Schedule 1   THE FORMER SECURED PARTIES

THIS DEED OF AMENDMENT, ASSIGNMENT AND ASSUMPTION ("Assignment") is made on ___________ 2004

BETWEEN:

(1) ELAN CORPORATION, PLC, a public limited company incorporated in Ireland (registered number 30356), whose registered office is at Lincoln House, Lincoln Place, Dublin 2, Ireland (the "Assignor");

(2) AMARIN INVESTMENT HOLDING LTD, a company incorporated in Bermuda having its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda (the "Assignee");

(3) AMARIN CORPORATION PLC, a company incorporated in England and Wales (registered number 002353920), whose registered office is 7 Curzon Street, London, W1J 5HG, England (the "Company"); and

(4)  THE PARTIES listed in Schedule 1 hereof (the "Former Secured Parties").

WHEREAS

(A) This agreement is supplemental to a Debenture entered into between the Company as chargor and the Assignor as trustee for the Secured Parties (as defined therein) dated 4 August 2003 as amended from time to time (the "Debenture").

(B) The Assignor proposes to assign to the Assignee all of its rights, title and interest under the Debenture on the terms and subject to the conditions set forth herein, and the Assignee proposes to accept the assignment of such rights and assume the obligations from the Assignor on such terms and subject to such conditions.

THIS DEED NOW WITNESSES AS FOLLOWS:

1. DEFINITIONS AND INTERPRETATION

1.1  In this Assignment:

     "Assigned Rights" means any and all of Assignor's right, title, and interest in, under and to the Debenture together with all claims of the Assignor in respect thereof;

     "Assumed Obligations" means all of the obligations which the Assignor has to the Company under the Debenture; and

     "Parties" means the parties hereto.

1.2 Unless a contrary indication appears, a reference to

     1.2.1 "this Assignment" is a reference to this Assignment as amended or novated from time to time;

     1.2.2 "the Debenture" is a reference to the Debenture as amended or novated from time to time; and

     1.2.3 a "Clause" or "Schedule" is a reference to a clause or schedule of this Assignment.

1.3 Clause and Schedule headings are for ease of reference only.

1.4 Any reference to the "Assignee" or the "Assignor" shall include its and any subsequent successors and any permitted transferees in accordance with their respective interests.

1.5 A person who is not a party to this Assignment has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Assignment.

2. ASSIGNMENT AND ASSUMPTION

2.1  Assignment

     The Assignor hereby assigns, with full title guarantee, to the Assignee the Assigned Rights and the Assignee hereby accepts the benefit of the Assigned Rights.

2.2 Assumption

     The Assignee agrees to assume the Assumed Obligations as fully and with the same effect as if the Assignee had been named as an original party in the Debenture. The Assignor shall have no any further obligations or liabilities under the Debenture.

3. CONFIRMATIONS, CONSENTS AND NOTICES

3.1. Confirmations and Consents

     Each of the Former Secured Parties hereby:

     3.1.1 confirms to each of the other Parties that the Assignor has full power to deal with the Assigned Rights being the subject matter of this Assignment; and

     3.1.2 after the assignment of the Assigned Rights has been effected in accordance with Clause 2.1 (Assignment), they shall have no further rights or interests, whether legal or beneficial, in, under or to the Assigned Rights.

3.2 Notice

     The execution of this Assignment by the Company and the other Parties hereto shall constitute notice to the Company of the assignment contained herein.

4. EFFECTIVE DATE OF THE ASSIGNMENT

     The assignment of rights and the assumption of obligations referred to in Clause 2 (Assignment and Assumption) above shall be effective immediately.

5. THE ASSIGNOR AND THE ASSIGNEE

5.1 Indemnity

     The Assignor hereby agrees to indemnify the Assignee from and against any and all losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) arising under the Debenture which are assumed by the Assignor pursuant to Clause 2.2 (Assumption) during the period commencing upon the date of execution of the Debenture and ending upon the date hereof.

5.2 Limitation on Representations

     The Assignor makes no representation or warranty whatsoever, and assumes no responsibility with respect to:

     5.2.1 the due execution, legality, validity, adequacy or enforceability of the Debenture or any other related agreement or instrument;

     5.2.2 the financial condition of the Company or any other person; or

     5.2.3 the performance by the Company or any other person of its obligations under the Debenture or any other related agreement or instrument.

6. REPRESENTATIONS AND WARRANTIES

     Each of the Parties represents and warrants that:

     6.1.1 it has power to enter into, and has duly authorised the execution and delivery of this Assignment; and

     6.1.2 its obligations hereunder constitute its legal, valid and binding obligations.

7. ASSIGNMENT OF RIGHTS

     This Assignment shall be binding upon and enure to the benefit of each Party hereto and their respective successors and permitted assigns provided that no Party may assign or transfer its rights hereunder without the prior written consent of the other Parties.

8. FURTHER ASSURANCES

8.1 Each Party agrees, on the request of the other Party, to do everything reasonably necessary to give effect to this Assignment and the transactions contemplated by it (including the execution of documents) and to use all reasonable endeavours to cause relevant third parties to do likewise.

8.2 The Assignor shall deliver to the Assignee promptly following execution of this Assignment (and in any event within five business days after the date hereof):

     8.2.1 copies of all title documents, notices and other correspondence delivered to it in connection with the Debenture; and

     8.2.2 copies of all consents and other permissions given by the Assignor under the Debenture.

8.3 At the request of the Assignee, the Assignor and the Company shall immediately following execution of this Assignment give notice to each person to whom a Notice of Assignment was delivered pursuant to the terms of the Debenture advising them of the assignment hereunder and instructing all such persons to hereafter deal directly with the Assignee.

9. AMENDMENT TO THE DEBENTURE

9.1 The Parties hereby agree that the Debenture shall be amended with immediate effect as follows:

     9.1.1 The definition of "Secured Parties" in clause 1 of the Debenture shall be deleted in its entirety and the following shall be inserted in its place:

     ""Secured Parties" means Amarin Investment Holdings Company Limited."

     9.1.2 All references in the Debenture to "Elan" shall be hereafter be deemed to be references to "Amarin Investment Holdings Company Limited."

     9.1.3 Clause 2.1 of the Debenture shall be amended as follows:

          (a) the words "as trustee for the Secured Parties" in the first line of clause 2.1 shall be deleted.

          (b) the words "(whether for its own account or as trustee for the Secured Parties) or any of the other Secured Parties" in lines three and five of clause 2.1 shall be deleted.

     9.1.4 The words "as trustee for the Secured Parties" in line one of clause
          3.1 of the Debenture, in line one of clause 3.2 of the Debenture and in line one of clause 3.3 of the Debenture, shall be deleted.

     9.1.5 The words "on behalf of the Secured Parties" in line three of clause
          10.1.1 of the Debenture shall be deleted.

     9.1.6 The contents of Schedule 1 of the Debenture shall be deleted and shall be replaced by the words "[Intentionally left blank]".

     9.1.7 The words "Elan Corporation, plc (the "Trustee")" in Schedules 2 and 3 of the Debenture shall be deleted and be replaced by "Amarin Investment Holding Company Limited ("AIH")" and the remaining references to "the Trustee" in Schedule 2 and 3 shall be deleted and replaced by the words "AIH".

10. NOTICES

10.1 Any notices to be given by any Party to another Party hereunder shall be given by letter, telefax or telex to such other Party at the address or facsimile number (and for the attention of the person) set out below or such other address or facsimile number (or person) as it may previously have notified to the other Parties hereto for this purpose.

10.2 The information referred to in Clause 10.1 is:

     10.2.1 in the case of the Assignor, Elan Pharma International Limited, Elan International Services, Ltd, Elan Pharmaceuticals, Inc or Monksland Holdings B.V.:

                            Address: c/o Elan International Services, Ltd 102 St James Court
                                            Flatts, Smiths FL04
                                            Bermuda

                            Facsimile:      +1 441 292 2224

                            Marked for the attention of The President;

     10.2.2 in the case of the Assignee:

                            Address:        c/o Amarin Corpporation plc

                                            7 Curzon Street
                                            London, W1J 5HG
                                            England

                            Facsimile:      +44 20 7499 9004

                            Marked for the attention of Thomas Lynch; and

     10.2.3 in the case of the Company:

                            Address:        7 Curzon Street
                                            London, W1J 5HG
                                            England

                            Facsimile:      +44 20 7499 9004

                            Marked for the attention of the Company Secretary.



11. ENTIRE AGREEMENT

     This Assignment contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and other writings with respect to the subject matter hereof.

12. GOVERNING LAW AND JURISDICTION

     This Assignment shall be governed by, and construed in accordance with English law.

13. COUNTERPARTS

     This Assignment may be executed in one or more counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF this deed has been executed by the parties hereto and is intended to be and is hereby delivered on the date specified above.

                                   SCHEDULE 1

                           THE FORMER SECURED PARTIES

ELAN CORPORATION, PLC, a public limited company incorporated in the Republic of Ireland, whose registered office is at Lincoln House, Dublin 2, Ireland;

ELAN PHARMA INTERNATIONAL LIMITED, a company incorporated in the Republic of Ireland, whose registered office is at WIL House, Shannon Business Park, Shannon, Co Clare, Ireland;

ELAN INTERNATIONAL SERVICES, LTD, a Bermuda exempted limited liability company incorporated under the laws of Bermuda and having its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda;

ELAN PHARMACEUTICALS, INC, a corporation duly organised and existing under the applicable laws of the state of Delaware, having a principal place of business at 800 Gateway Boulevard, South San Francisco, CA 94080, United States of America; and

MONKSLAND HOLDINGS BV, a private company limited by shares incorporated in the Netherlands under registered number 33265127, whose registered office is at Amsteldijk 166, 1070 Amsterdam, The Netherlands.

                                 EXECUTION PAGES

The Assignor

Executed as a Deed by                       )
ELAN CORPORATION PLC                        )
acting by                                   )  ____________________________

and                                         )  ____________________________
acting under the authority of that          )
Company and in the presence of:             )

Witness's signature:___________________
Name:__________________________________
Address:_______________________________
        _______________________________
        _______________________________

The Assignee

Executed as a Deed by                       )
AMARIN INVESTMENT                           )
HOLDING LTD                                 )
acting by                                   )  ______________________

and                                         )  ______________________
acting under the authority of that          )
Company and in the presence of:             )

Witness's signature:___________________
Name:__________________________________
Address:_______________________________
        _______________________________
        _______________________________


The Company

Executed as a Deed by                       )
AMARIN CORPORATION PLC                      )
acting by                                   )  ______________________

and                                         )  ______________________
acting under the authority of that          )
Company and in the presence of:             )

Witness's signature:___________________
Name:__________________________________
Address:_______________________________
        _______________________________
        _______________________________



The Former Secured Parties

Executed as a Deed by                       )
ELAN CORPORATION PLC                        )
acting by                                   )  ______________________

and                                         )  ______________________
acting under the authority of that          )
Company and in the presence of:             )

Witness's signature:___________________
Name:__________________________________
Address:_______________________________
        _______________________________
        _______________________________




Executed as a Deed by                       )
ELAN PHARMA                                 )
INTERNATIONAL LIMITED                       )
acting by                                   )  ______________________

and                                         )  ______________________
acting under the authority of that          )
Company and in the presence of:             )

Witness's signature:___________________
Name:__________________________________
Address:_______________________________
        _______________________________
        _______________________________




Executed as a Deed by                       )
ELAN INTERNATIONAL|                         )
SERVICES, LTD                               )
acting by                                   )  ______________________
                                            )
                                            )  ______________________

Executed as a Deed by                       )
ELAN PHARMACEUTICALS, INC                   )
acting by                                      ______________________
                                            )
                                            )  ______________________






Executed as a Deed by                       )
MONKSLAND HOLDINGS BV                       )
acting by                                   )  ______________________
                                            )
                                            )  ______________________